VPC Impact Acquisition Holdings

c/o Victory Park Capital Advisors, LLC

150 North Riverside Plaza, Suite 5200

Chicago, IL 60606

September 15, 2021

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	VPC Impact Acquisition Holdings
Amendment No. 5 to Registration Statement on Form S-1
Filed September 15, 2021, as amended
File No. 333-254935

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, VPC Impact Acquisition Holdings hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 4:00 p.m., prevailing Eastern Time, on September 17, 2021, or as soon as practicable thereafter.

Please call Era Anagnosti of White & Case LLP at (202) 637-6274 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ John Martin
Name: John Martin Title: Chief Executive Officer and Chairman

cc:	Era Anagnosti, White & Case LLP

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